CONE MILLS CORPORATION
                              3101 NORTH ELM STREET
                               GREENSBORO, NC 27408



                               June 16, 2000


VIA EDGAR

Securities and Exchange Commission

450 5th ST NW
Washington, D.C. 20001

     RE: Cone Mills Corporation (the "Registrant") - Form 11K The 401(k) Program (Hourly) of Cone Mills Corporation/ Cone Mills Corporation Employee Equity Plan - Hourly

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934. I hereby file the annual report on Form 11-K of The 401(k) Program (Hourly) of Cone Mills Corporation/Cone Mills Corporation Employee Equity Plan - Hourly.

These reports are being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336.379.6568.

Sincerely,

CONE MILLS CORPORATION

/s/     Neil W. Koonce
Title:  Vice President, General Counsel

        and Secretary

Enclosures

c:  Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
    McGladrey & Pullen, LLP (w/enclosures)
    New York Stock Exchange (w/enclosures)

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                              FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 1999

                                    OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            The 401(k) Program (Hourly) of Cone Mills Corporation/
             Cone Mills Corporation Employee Equity Plan - Hourly

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                          CONE MILLS CORPORATION
                           3101 North Elm Street
                           Greensboro, NC 27408

                         THE 401(k) PROGRAM (HOURLY)
                          OF CONE MILLS CORPORATION
                              FINANCIAL REPORT
                              DECEMBER 31, 1999

                                Contents

INDEPENDENT AUDITOR'S REPORT                                         1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits
    with fund information                                          2-3

  Statements of changes in net assets available for benefits
    with fund information                                          4-5

  Notes to financial statements                                   6-12

                            McGLADREY AND PULLEN, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
The 401(k) Program (Hourly)
of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation (Plan #017) as of December 31, 1999, and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and for the period June 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the period June 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The Fund Information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
April 27, 2000

The 401(k) Program (Hourly) of Cone Mills Corporation

Statement of Net Assets Available
for Benefits
With Fund Information
December 31, 1999

                            -----------------------------------------------------------
                                        Vanguard      Vanguard     Vanguard     Vanguard
                            Vanguard  International LifeStrategy   Small-Cap   Total Bond
                            500 Index    Growth       Moderate       Index    Market Index
                              Fund        Fund       Growth Fund     Fund        Fund
------------------------------------------------------------------------------------------
Assets:
  Investments, at fair
  value, trust fund
  Note 6)                   $334,091  $  16,374    $ 114,967     $ 11,113      $  45,486

                           ---------------------------------------------------------------

Receivables:
     Employer                  1,257         62          433            42           171
contributions
                           ---------------------------------------------------------------
     Employee                  3,549        174        1,221           118           483
contributions
                           ---------------------------------------------------------------
                               4,806        236        1,654           160           654

       Total assets         $338,897  $  16,610    $ 116,621     $ 11,273      $  46,140
                           ===============================================================

Net assets available for
benefits:
  Amounts allocated to
   persons who have
   withdrawn from
   participation in
   the earnings and
   operations of the Plan   $ 41,420  $   2,030    $  14,253     $  1,378      $   5,639
  Other                      297,477     14,580      102,368        9,895         40,501
                           ---------------------------------------------------------------
                            $338,897  $  16,610    $ 116,621     $ 11,273      $  46,140
                           ===============================================================

                           -------------------------------------------------------------------------
                            Vanguard                Vanguard
                               US       Vanguard   Retirement
                             Growth    Wellington   Savings     Cone Mills   Participant
                              Fund        Fund       Trust      Stock Fund      Loans       Total
----------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
value, trust fund (Note 6) $7,237,480  $1,851,108  $5,457,188   $1,767,006   $1,206,776  $18,041,589
                           -------------------------------------------------------------------------
Receivables:
  Employer contributions       27,230       6,964      20,532        6,648            -       63,339
                           -------------------------------------------------------------------------
  Employee contributions       76,880      19,663      57,969       18,770            -      178,827
                           -------------------------------------------------------------------------
                              104,110      26,627      78,501       25,418            -      242,166

       Total assets        $7,341,590  $1,877,735  $5,535,689   $1,792,424   $1,206,776  $18,283,755
                           =========================================================================

Net assets available for
benefits:
 Amounts allocated to
   persons who have
   withdrawn from
   participation in
   the earnings and
   operations of the Plan  $  897,293  $  229,498  $  676,575   $  219,071   $        -   $ 2,087,157
 Other                      6,444,297   1,648,237   4,859,114    1,573,353    1,206,776    16,196,598
                           --------------------------------------------------------------------------

                           $7,341,590  $1,877,735  $5,535,68    $1,792,424   $1,206,776   $18,283,755
                           ==========================================================================

See Notes to Financial
Statements.

The 401(k) Program (Hourly) of Cone Mills
Corporation

Statement of Net Assets Available
for Benefits
With Fund Information
December 31, 1998

                            -------------------------------------------------------------
                                         Vanguard     Vanguard   Vanguard      Vanguard
                            Vanguard  International LifeStrategy Small-Cap    Total Bond
                            500 Index     Growth      Moderate    Index      Market Index
                              Fund         Fund      Growth Fund  Fund           Fund
-----------------------------------------------------------------------------------------
Assets:
 Investments, at fair
 value, trust fund (Note 6) $141,818  $  2,909      $  56,415    $  9,977    $  12,429
                            -------------------------------------------------------------

Receivables:
 Employer contributions        1,654       190            381         125          262
 Employee contributions        4,683       537          1,079         356          742
                            -------------------------------------------------------------
                               6,337       727          1,460         481        1,004
                            -------------------------------------------------------------
       Total assets         $148,155  $  3,636      $  57,875     $10,458    $  13,433
                            =============================================================

Net assets available for
benefits:
 Amounts allocated to
  persons who have
  withdrawn from
  participation in
  the earnings and
  operations of the Plan    $ 25,614 $      -       $       -     $   166    $       -
 Other                       122,541    3,636          57,875      10,292       13,433
                           --------------------------------------------------------------

                            $148,155 $  3,636       $  57,875     $10,458    $  13,433
                           ==============================================================
                           ------------------------------------------------------------------------

                           Vanguard                 Vanguard
                              US        Vanguard   Retirement
                            Growth     Wellington    Savings  Cone Mills   Participant
                             Fund         Fund        Trust   Stock Fund      Loans        Total
---------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
value, trust fund (Note 6) $6,459,897  $1,887,631  $5,363,358  $2,270,943   $1,161,718  $17,367,095
                           ------------------------------------------------------------------------
Receivables:
 Employer contributions        24,612       8,652      24,786      14,193            -       74,855
 Employee contributions        69,707      24,506      70,199      40,199            -      212,008
                           ------------------------------------------------------------------------
                               94,319      33,158      94,985      54,392            -      286,863
                           ------------------------------------------------------------------------

       Total assets        $6,554,216  $1,920,789   $5,458,34  $2,325,335   $1,161,718  $17,653,958
                           ========================================================================

Net assets available for
benefits:
 Amounts allocated to
  persons who have
  withdrawn from
  participation in
  the earnings and
  operations of the Plan   $  239,340  $  114,608  $  242,836  $  159,554   $    5,603  $   787,721
 Other                      6,314,876   1,806,181   5,215,507   2,165,781    1,156,115   16,866,237
                           ------------------------------------------------------------------------
                           $6,554,216  $1,920,789  $5,458,343  $2,325,335   $1,161,718  $17,653,958
                           ========================================================================

See Notes to Financial
Statements.

The 401(k) Program (Hourly) of Cone Mills
Corporation

Statement of Changes in Net Assets Available for Benefits
With Fund Information
Year Ended December 31, 1999

                            ---------------------------------------------------------------
                                        Vanguard       Vanguard    Vanguard      Vanguard
                            Vanguard  International  LifeStrategy  Small-Cap    Total Bond
                            500 Index    Growth        Moderate      Index     Market Index
                               Fund       Fund        Growth Fund    Fund          Fund
                            ---------------------------------------------------------------
Investments income (loss):
 Gain(loss) on sale of
  investments               $   2,144 $       26     $     182     $   (415)   $      (120)
 Unrealized appreciation
  (depreciation)in fair
  value of investments         42,143      2,163         7,583          608         (1,895)
 Dividends                      5,044        815         4,093          985          1,861
 Interest                           -          -             -            -              -
                            ---------------------------------------------------------------
                               49,331      3,004        11,858        1,178           (154)
                            ---------------------------------------------------------------
Contributions:
 Employer                      20,681      1,896         5,476          873           3,535
 Employee                      57,125      7,386        17,306        3,353          10,853
 Participant loan repayments    5,929        360         3,027            -             487
                            ---------------------------------------------------------------
                               83,735      9,642        25,809        4,226          14,875
                            ---------------------------------------------------------------
Transfers with other funds     98,754      1,432        33,438       (3,986)         20,941
                            ---------------------------------------------------------------

           Total additions    231,820     14,078        71,105        1,418          35,662
                            ---------------------------------------------------------------

Benefits paid directly to
  participants                 32,041        808        11,891          477           2,510
Participant loan withdrawals    7,257        104            40            -             142
Other deductions                1,780        192           428          126             303
                            ---------------------------------------------------------------

          Total deductions     41,078      1,104        12,359          603           2,955
                            ---------------------------------------------------------------

   Net increase (decrease)    190,742     12,974        58,746          815          32,707
                            ---------------------------------------------------------------

Net assets available for benefits:
 December 31, 1998            148,155      3,636        57,875       10,458          13,433
                            ---------------------------------------------------------------
 December 31, 1999          $ 338,897 $   16,610     $ 116,621  $    11,273    $     46,140
                            ===============================================================

                           -----------------------------------------------------------------------
                           Vanguard                 Vanguard
                              US       Vanguard    Retirement
                            Growth    Wellington     Savings   Cone Mills   Participant
                             Fund        Fund         Trust    Stock Fund      Loans       Total
                           --------------------------------------------------------------------------

Investments income (loss):
 Gain(loss) on sale of
  investments              $   98,988  $   12,428  $        -  $  (30,366)  $        -  $    82,867
 Unrealized appreciation
  (depreciation)in fair
   value of investments       920,883     (93,537)          -    (392,147)           -      485,801
 Dividends                    383,038     170,216           -       2,698            -      568,750

 Interest                           -           -     320,198           -      103,779      423,977
                           --------------------------------------------------------------------------
                            1,402,909      89,107     320,198    (419,815)     103,779    1,561,395
                           --------------------------------------------------------------------------
Contributions:
 Employer                     229,381      85,010     255,086     128,425            -      730,363
 Employee                     689,110     250,565     677,542     345,917            -    2,059,157
 Participant loan repayments  158,243      55,305     183,150      65,269     (471,770)           -
                           --------------------------------------------------------------------------
                             1,076,734    390,880   1,115,778     539,611     (471,770)   2,789,520
                           --------------------------------------------------------------------------

Transfers with other funds     (48,378)   (52,280)     67,662    (117,583)           -            -
                           --------------------------------------------------------------------------

           Total additions   2,431,265    427,707   1,503,638       2,213     (367,991)   4,350,915
                           --------------------------------------------------------------------------

Benefits paid directly to
 participants                1,299,209    394,863   1,156,833     441,070      285,639    3,625,341
Participant loan withdrawals   321,286     65,484     225,379      78,996     (698,688)           -
Other deductions                23,396     10,414      44,080      15,058            -       95,777
                           --------------------------------------------------------------------------

          Total deductions   1,643,891    470,761   1,426,292     535,124     (413,049)   3,721,118
                           --------------------------------------------------------------------------

   Net increase (decrease)     787,374    (43,054)     77,346    (532,911)      45,058      629,797
                           --------------------------------------------------------------------------

Net assets available for benefits:
December 31, 1998            6,554,216  1,920,789   5,458,343   2,325,335    1,161,718   17,653,958
                           --------------------------------------------------------------------------
December 31, 1999          $ 7,341,590 $1,877,735  $5,535,689  $1,792,424   $1,206,776  $18,283,755
                           ==========================================================================

See Notes to Financial
Statements.

The 401(k) Program (Hourly) of Cone Mills
Corporation

Statement of Changes in Net Assets Available for Benefits
With Fund Information
Period June 1, 1998 through December 31, 1998

                            ---------------------------------------------------------------
                                        Vanguard       Vanguard    Vanguard      Vanguard
                            Vanguard  International  LifeStrategy  Small-Cap    Total Bond
                            500 Index    Growth        Moderate      Index     Market Index
                              Fund        Fund        Growth Fund     Fund         Fund
                           ----------------------------------------------------------------
Investments income (loss):
 Gain(loss) on sale of
  investments              $   1,242  $        2     $      570    $       -   $         8
 Unrealized appreciation
  (depreciation)in fair
   value of investments       15,811         209      3,011             (286)          (76)
 Dividends                     1,302          58      1,829              731           167
 Interest                          -           -
                           ----------------------------------------------------------------
                              18,355         269      5,410              445            99
                           ----------------------------------------------------------------
Contributions:
 Employer                       7,283        551      1,476              319           829
 Employee                      19,304      2,281      4,382            1,094         2,498
 Participant loan repayments      120          -        140                -             7
                           ----------------------------------------------------------------
                               26,707      2,832      5,998            1,413         3,334
                           ----------------------------------------------------------------
Transfers:
 To merge net assets from
  Cone Mills Corporation
  Employee Equity
  Plan-Hourly (Note 2)              -          -          -                -             -
 With other funds             116,600        558     51,827            8,655        13,153
                           ----------------------------------------------------------------
                              116,600        558     51,827            8,655        13,153
                           ----------------------------------------------------------------
           Total additions    161,662      3,659     63,235           10,513        16,586
                           ----------------------------------------------------------------
Benefits paid directly to
 participants                     215          -         27                -           193
Participant loan withdrawals   12,934          -      5,246                -         2,932
Other deductions                  358         23         87               55            28
                           ----------------------------------------------------------------

          Total deductions     13,507         23      5,360               55         3,153
                           ----------------------------------------------------------------

   Net increase (decrease)    148,155      3,636     57,875           10,458        13,433

Net assets available for
  benefits:
 June 1, 1998                       -          -          -                -             -
                           ----------------------------------------------------------------
December 31, 1999          $  148,155  $   3,636  $  57,875  $        10,458   $    13,433
                           ================================================================

                           ------------------------------------------------------------------------
                           Vanguard                Vanguard
                              US        Vanguard  Retirement
                            Growth     Wellington   Savings     Cone Mills  Participant
                             Fund         Fund       Trust      Stock Funds    Loans       Total
                           ------------------------------------------------------------------------
Investments income (loss):
 Gain(loss) on sale of
  investments              $    5,799  $  (15,401) $        -   $ (416,366) $       -  $  (424,148)
 Unrealized appreciation
  (depreciation)in fair
   value of investments       691,257    (124,914)          -   (1,134,431)          -    (549,419)
 Dividends                    426,075     211,953           -            -           -     642,115
 Interest                                             189,122            -       2,255     191,377
                           -----------------------------------------------------------------------
                            1,123,131      71,638     189,122   (1,550,797)      2,255    (140,075)
                           ------------------------------------------------------------------------
Contributions:
 Employer                     192,922      68,876     222,767      112,484           -     607,507
 Employee                     630,080     215,057     652,803      309,091           -   1,836,590
 Participant loan repayments    5,984       2,369       7,270        2,413     (18,303)          -
                           ------------------------------------------------------------------------
                              828,986     286,302     882,840      423,988     (18,303)  2,444,097
                           ------------------------------------------------------------------------
Transfers:
 To merge net assets from
  Cone Mills Corporation
  Employee Equity
  Plan-Hourly (Note 2)              -           -           -    3,894,896           -   3,894,896
 With other funds            (264,105)     90,232      40,762      (57,682)          -           -
                           ------------------------------------------------------------------------
                             (264,105)     90,232      40,762    3,837,214           -   3,894,896
                           ------------------------------------------------------------------------

           Total additions  1,688,012     448,172   1,112,724    2,710,405     (16,048)  6,198,918
                           ------------------------------------------------------------------------

Benefits paid directly to
  participants                453,402     170,398     609,339      255,257       5,986   1,494,817
Participant loan withdrawals  396,534     151,807     493,798      120,501  (1,183,752)          -
Other deductions               11,707       4,922      20,322        9,310           -      46,812
                           ------------------------------------------------------------------------

          Total deductions    861,643     327,127   1,123,459      385,068  (1,177,766)  1,541,629
                           ------------------------------------------------------------------------

    Net increase (decrease)   826,369     121,045     (10,735)   2,325,337   1,161,718   4,657,289

Net assets available for benefits:
June 1, 1998                5,727,847   1,799,744   6,469,078            -           -  12,996,669
                           ------------------------------------------------------------------------
December 31, 1999          $6,554,216  $1,920,789  $5,458,343   $2,325,335  $1,161,718 $17,653,958
                           ========================================================================

See Notes to Financial
Statements.

<PAGE<

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies

Accounting principles and practices: The Plan's investments are held in a trust fund administered by The Vanguard Group, Inc. ("Vanguard"). The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among nine investment alternatives. Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.

Note 2.  Description of the Plan

The Plan is a defined contribution plan which became effective on January 1, 1994 under the name Supplemental Retirement Plan - Hourly of Cone Mills Corporation. On January 1, 1994, all hourly employees in the "Supplemental Retirement Plan of Cone Mills Corporation" transferred their account balances to this Plan. On June 1, 1998, the Cone Mills Corporation Employee Equity Plan - Hourly ("EEP - Hourly") was merged into the Plan with all of the EEP - Hourly's net assets being transferred into the Plan at that date. Immediately thereafter, the EEP - Hourly was terminated with the Plan being the survivor. On that same date, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets: Assets of the Plan are included with assets of "The 401(k) Program of Cone Mills Corporation" in a master trust.

Eligibility: Hourly employees who have attained age 21 and have completed one year of service are eligible for the Plan.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are required in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Benefits are ordinarily paid in a lump sum distribution in the year following the year of retirement or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Participants receive statements showing the value of their accounts quarterly.

Valuation of assets: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Vesting:  All members' accounts are 100% vested.

Investment alternatives: Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options any time throughout the year via direct phone or internet access to Vanguard. Each member has the following nine investment alternatives:

  Vanguard 500 Index Fund - Primarily invested in all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.

  Vanguard   International  Growth  Fund  -  Primarily  invested  in  stocks  of high-quality, seasoned companies based outside the United States.

  Vanguard LifeStrategy Moderate Growth Fund - Primarily invested in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

  Vanguard Small-Cap Index Fund - Primarily invested in a sample of small stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

  Vanguard Total Bond Market Index Fund - Primarily invested in a sample of bonds in the unmanaged Lehman Brothers Aggregate Bond Index.

  Vanguard U.S. Growth Fund - Primarily invested in common stocks of various public companies. Vanguard Wellington Fund - Primarily invested in common and preferred stocks and corporate and government bonds. Vanguard Retirement Savings Trust - Primarily invested in fixed income securities such as investment contracts issued by insurance companies and commercial banks, interest-bearing accounts, certificates of deposit and money market investments. Cone Mills Stock Fund - Primarily invested in the common stock of Cone Mills Corporation.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Note 3.  Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.

Note 4.  Withdrawals and Loans From the Plan

Under the provisions of the Plan relating to financial hardship, a participant may receive an in-service withdrawal of funds from his plan account. Loans from the Plan are also permitted for up to 50% (maximum of $25,000) of the member's account balance.

Note 5.  Income Tax Status

The Plan is intended to meet the qualification requirements of Section 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. The Plan has received a determination letter from the Internal Revenue Service affirming that the Plan is a qualified trust exempt from income taxes.

Note 6.  Investments

The following tables present the cost and fair values of the Plan's investments at December 31, 1999 and 1998, respectively:


                                                                                      1999

                                                                             Cost             Fair Value
Vanguard Funds:
*500 Index ($135.33/unit; 2,468.713 units)                            $    278,672          $    334,091
*International Growth ($22.49/unit; 728.045 units)                          14,015                16,374
*LifeStrategy Moderate Growth ($18.18/unit;
    6,323.806 units)                                                       104,832               114,967
*Small-Cap Index ($23.60/unit; 470.900 units)                               10,530                11,113
*Total Bond Market Index ($9.56/unit; 4,757.926
    units)                                                                  47,455                45,486
*U.S. Growth ($43.53/unit; 166,264.193 units)                            5,798,474             7,237,480
*Wellington ($27.96/unit); 66,205.589 units)                             2,039,166             1,851,108
*Vanguard Retirement Savings Trust ($1.00/unit;
    5,457,188 units)                                                     5,457,188             5,457,188
*Cone Mills Stock Fund ($4.37/unit; 404,349.099
    units)                                                               3,256,558             1,767,006
*Participant Loans                                                       1,206,776             1,206,776
                                                                      $ 18,213,666          $ 18,041,589

* Designates party-in-interest

                                                                                     1998

                                                                          Cost                Fair Value
Vanguard Funds:
*500 Index ($113.95/unit; 1,244.566 units)                            $    126,007          $    141,818
*International Growth ($18.77/unit; 155.008 units)                           2,700                 2,909
*LifeStrategy Moderate Growth ($16.86/unit;
    3,346.086 units)                                                        53,404                56,415
*Small-Cap Index ($21.20/unit; 470.593 units)                               10,263                 9,977
*Total Bond Market Index ($10.27/unit; 1,210.207
    units)                                                                  12,505                12,429
*U.S. Growth ($37.49/unit; 172,309.873 units)                            5,768,640             6,459,897
*Wellington ($29.35/unit); 64,314.510 units)                             2,012,545             1,887,631
*Vanguard Retirement Savings Trust ($1.00/unit;
    5,363,358 units)                                                     5,363,358             5,363,358
*Cone Mills Stock Fund ($5.50/unit; 412,898.778
    units)                                                               3,793,750             2,270,943
*Participant Loans                                                       1,161,718             1,161,718
                                                                      $ 18,304,890          $ 17,367,095
*Designates party-in-interest

The following tables present the realized gains (losses) on investments for the years ended December 31, 1999 and 1998, respectively, using the average cost method for determining the cost of the investments sold:


                                                                               1999

                                                          Proceeds             Cost               Gain(Loss)

Vanguard 500 Index Fund                                 $   48,597        $    46,453            $  2,144
Vanguard International Growth Fund                           1,104              1,078                  26
Vanguard LifeStrategy Moderate
    Growth Fund                                             12,460             12,278                 182
Vanguard Small-Cap Index Fund                                7,215              7,630                (415)
Vanguard Total Bond Market Index
    Fund                                                     3,278              3,398                (120)
Vanguard U.S. Growth Fund                                1,909,697          1,810,709              98,988
Vanguard Wellington Fund                                   590,204            577,776              12,428
Vanguard Retirement Savings Trust                        1,589,511          1,589,511                   -
Cone Mills Stock Fund                                      742,920            773,286             (30,366)
                                                       $ 4,904,986        $ 4,822,119            $  82,867

                                                                                 1998

                                                          Proceeds              Cost             Gain(Loss)

Vanguard 500 Index Fund                                $    23,656        $    22,414           $   1,242
Vanguard International Growth Fund                              23                 21                   2
Vanguard LifeStrategy Moderate
  Growth Fund                                               15,234             14,664                 570
Vanguard Small-Cap Index Fund                                   56                 56                   -
Vanguard Total Bond Market Index
  Fund                                                       3,153              3,145                   8
Vanguard U.S. Growth Fund                                1,215,559          1,209,760               5,799
Vanguard Wellington Fund                                   395,197            410,598             (15,401)
Vanguard Retirement Savings Trust                        1,250,754          1,250,754                   -
Cone Mills Stock Fund                                      546,740            963,108            (416,368)
                                                       $ 3,450,372        $ 3,874,520         $  (424,148)


The following tables present the unrealized appreciation (depreciation) on investments as of June 1, 1998, December 31, 1998 and December 31, 1999, and the increases (decreases) in unrealized appreciation (depreciation) for the periods therein:


                                                           Unrealized            Increase            Unrealized
                                                          Appreciation        (Decrease) in         Appreciation
                                                         (Depreciation)         Unrealized         (Depreciation)
                                                          December 31,         Appreciation         December 31,
                                                              1998            (Depreciation)            1999
Vanguard 500 Index Fund                              $           10,638  $          42,143     $          52,781
Vanguard International Growth Fund                                  545              2,163                 2,708
Vanguard LifeStrategy Moderate Growth
    Fund                                                            764              7,583                 8,347
Vanguard Small-Cap Index Fund                                       522                608                 1,130
Vanguard Total Bond Market Index Fund                            (1,483)            (1,895)              (3,378)
Vanguard U.S. Growth Fund                                        83,353            920,883             1,004,236
Vanguard Wellington Fund                                          1,511            (93,537)              (92,026)
Vanguard Retirement Savings Trust                                     -                  -                     -
Cone Mills Stock Fund                                           (64,767)          (392,147)             (456,914)
Participant Loans                                                     -                  -                     -
                                                     $           31,083  $         485,801     $         516,884

                                                                                 Increase             Unrealized
                                                            Unrealized         (Decrease) in         Appreciation
                                                           Appreciation         Unrealized          (Depreciation)
                                                          (Depreciation)       Appreciation          December 31,
                                                           June 1, 1998       (Depreciation)             1998
Vanguard 500 Index Fund                              $           (5,173) $          15,811     $          10,638
Vanguard International Growth Fund                                  336                209                   545
Vanguard LifeStrategy Moderate Growth
    Fund                                                         (2,247)             3,011                   764
Vanguard Small-Cap Index Fund                                       808              (286)                   522
Vanguard Total Bond Market Index Fund                            (1,407)              (76)                (1,483)
Vanguard U.S. Growth Fund                                      (607,904)           691,257                83,353
Vanguard Wellington Fund                                        126,425           (124,914)                1,511
Vanguard Retirement Savings Trust                                     -                  -                     -
Cone Mills Stock Fund                                         1,069,664         (1,134,431)              (64,767)
Participant Loans                                                     -                  -                     -
                                                     $          580,502  $        (549,419)    $          31,083

The following table details the number of participants in each investment program as of December 31, 1999 and 1998, respectively:


                                                                                     1999                 1998
Vanguard 500 Index Fund                                                                104                    57
Vanguard International Growth Fund                                                      23                     6
Vanguard Life Strategy Moderate Growth Fund                                             29                    16
Vanguard Small-Cap Index Fund                                                           12                     3
Vanguard Total Bond Market Index Fund                                                   26                    14
Vanguard U.S. Growth Fund                                                              930                 1,096
Vanguard Wellington Fund                                                               623                   768
Vanguard Retirement Savings Trust                                                    1,445                 1,705
Cone Mills Stock Fund                                                                  851                 1,127

Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                                                          December 31,
                                                                                   1999                  1998
Net assets available for benefits as presented
  in these financial statements                                          $      18,283,755     $      17,653,958
Adjustment of benefits payable                                                  (2,087,157)             (787,721)
Net assets available for benefits as presented
  in Form 5500                                                           $      16,196,598     $      16,866,237
Net increase in net assets available for benefits
  as presented in these financial statements                             $         629,797
Adjustment of benefits paid                                                     (1,299,436)
Net decrease in net assets available for benefits
  as presented in Form 5500                                              $        (669,639)


                             CONE MILLS CORPORATION

                          EMPLOYEE EQUITY PLAN - HOURLY

                                FINANCIAL REPORT

                                  JUNE 1, 1998

                               Contents

 INDEPENDENT AUDITOR'S REPORT                                        1

 FINANCIAL STATEMENTS

   Statement of financial condition                                  2

   Statement of income and changes in plan equity                    3

   Notes to financial statements                                   4-6

                             McGLADREY & PULLEN, LLP

                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
Cone Mills Corporation

 Employee Equity Plan-Hourly
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of the Cone Mills Corporation Employee Equity Plan - Hourly as of June 1, 1998, and the related statements of income and changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan - Hourly as of June 1, 1998, and the changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan's net assets were merged into the Cone Mills Corporation Supplemental Retirement Plan -Hourly ("SRP-Hourly") on June 1, 1998. Immediately thereafter, the Plan was terminated with the SRP-Hourly being the survivor.

/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
October 23, 1998

STATEMENTS OF FINANCIAL CONDITION
JUNE 1, 1998


                                                                                        1998

Assets:
  Money market account, Crestar Bank                                                $       -
  Investment in Cone Mills Corporation common stock at
    market value (shares 365,675)(cost $2,341,418)                                          -
  Accounts receivable, Cone Mills Corporation                                          21,115
  Accounts receivable, participants                                                    46,456
  Accrued income receivable                                                               143
       Total assets                                                                    67,714

Liabilities:
  Amounts due to Cone Mills Supplemental Retirement

    Plan -Hourly                                                                       67,714
       Total liabilities                                                               67,714

Equity:
  Amounts allocated to persons who have withdrawn from
    participation in the earnings and operations of the
    Plan                                                                                    -
  Other                                                                                     -
       Net assets available for benefits                                             $      -

See Notes to Financial Statements.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD JANUARY 1, 1998 THROUGH JUNE 1, 1998 AND YEAR ENDED DECEMBER 31, 1997


                                                1998         1997
Additions:
Interest income                            $    1,647  $     5,577
Cone Mills Corporation contributions          116,929      315,579
Participants contributions                    255,779      689,177
Gains realized on distributions of Cone
  Mills Corporation common stock to plan
  participants (market value $12,012;
  (cost $9,615)                                     -        2,397
Gains realized on sales of Cone Mills
  Corporation common stock (proceeds
  1998 $49,458; 1997 $26,877)(cost

  1998 $37,561; 1997 $21,182)                   11,897       5,695
Transfers from Cone Mills Corporation

  Employee Equity Plan                          46,534           -
Unrealized appreciation of investments         690,854           -
      Total additions                        1,123,640   1,018,425

Reductions:
  Benefit payments                             103,132     418,929
  Transfers to Cone Mills Corporation
    Supplemental Retirement Plan-Hourly        139,487     305,041
  Transfers to Cone Mills Corporation
    Employee Equity Plan                             -      29,420
  Unrealized depreciation of investments             -      74,859
  Transfer to merge net assets into Cone
    Mills Corporation Supplemental Retirement

    Plan - Hourly (Note 6)                   3,894,896           -
      Total reductions                       4,137,515     828,249

    Increase (decrease) in plan equity      (3,013,875)    190,176

Plan equity:
  Beginning                                  3,013,875   2,823,699
  Ending                                    $        -  $3,013,875

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Accounting Principles and Practices

The assets of the Plan were valued at market. Market for Cone Mills Corporation common stock was based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting was used. Cost for dispositions of stock was determined by the average cost method.

Note 2.  Description of the Plan

The Plan was a defined contribution plan which became effective on January 1, 1994. On January 1, 1994, all hourly employees in the "Employee Equity Plan" transferred their account balances to this Plan. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan were included with assets of the "Employee Equity Plan" in a master trust ("Plans"). Assets were invested primarily in Cone Mills Corporation common stock. A portion of the assets were held in an Other
Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund was used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 were allowed to make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who had attained 60 years of age as of the last day of the prior plan year, were allowed to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members were allowed to transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans were not entitled to select the manner in which their individual accounts were invested.

Market risk: The Plan invested primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan was potentially subject to heightened levels of market risk attributable to its investment concentration.

Eligibility: Hourly employees who had attained age 21 were eligible after completing one year of service.

Member contributions: Members were allowed to contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions were required each period in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions could have been made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account was paid after retirement or other separation from service. Distributions from the Plan must have been paid in cash, except that the receiving member was allowed to receive his distribution in the form of qualifying employer securities unless such a distribution was restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions was the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts were maintained for each plan participant which recorded the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts were 100% vested.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.  Unrealized Appreciation of Investments

The unrealized appreciation of investments as of June 1, 1998, (immediately prior to transfer) and December 31, 1997, is as follows:


                              1998           1997
                          $ 1,209,982   $   492,567

Note 4.  Federal Income Taxes

The Plan was intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan met these requirements, the Plan was not subject to income taxes and members would not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account was deferred until the member received a distribution. A favorable determination letter had been obtained as of June 1, 1998.

Note 5. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                    June 1,     December 31,
                                                     1998         1997

Plan equity as presented in these financial
  statements                                      $        -   $ 3,013,875
Adjustment of benefits payable                             -      (230,056)
Plan equity as presented in Form 5500             $        -   $ 2,783,819

Net increase (decrease) in plan equity as
  presented in these financial statements         $(3,013,875) $   190,176
Adjustment of benefits paid                           230,056      (45,043)
Net increase (decrease) in plan equity as
  presented in Form 5500                          $(2,783,819) $   145,133


Note 6.  Plan Merger and Termination

The Plan was merged into the Cone Mills Corporation Supplemental Retirement Plan-Hourly ("SRP-Hourly") on June 1, 1998. All of the Plan's net assets were transferred into the SRP-Hourly at that date. Immediately thereafter, the Plan was terminated with the SRP-Hourly being the survivor.